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EXHIBIT 3.2

              CERTIFICATE OF AMENDMENT OF ARTICLES OF
             INCORPORATION OF IRON MASK MINING COMPANY

     KNOW ALL MEN BY THESE PRESENTS, That at a meeting of the shareholders of the IRON MASK MINING COMPANY held at Sandpoint on the 24th day of May, 1980 pursuant to due notice at which 72.2% of all the issued and outstanding stock of said corporation was represented pursuant to resolution duly made, seconded and adopted, the Articles of Incorporation of said company were amended as follows:

          Article V was amended to read as follows:

                             ARTICLE V

          The total authorized number of par value shares is 10,000,000 having a par value of five cents ($.05) per share, or an aggregate value of $500,000.00. Said shares shall all be of the same class and every share of said stock shall be equal in all respects to every other of said shares, and shall not be subject to assessment.

          Notwithstanding the provisions of Section 30-1-26 Idaho Code, the Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation.

     At the time of said amendment the number of shares of stock In said corporation which were outstanding and entitled to vote on said amendment were 2,538,512. The number of shares voting for said amendment were 1,832,434; the number of voting against said amendment were -0-. One additional share of the capital stock of said company will be issued to each shareholder for each share previously owned.

     IN WITNESS WHEREOF, the President or Vice President and Secretary this 20th day of September, 1980.


                              /s/ Robert J. Evans
                              Robert J. Evans, Vice President


/s/ Robert W. Woods
Robert W. Woods, Secretary